Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

RECEIPT COPY

INDITEX


03022934

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA


RECEIVED
JUN 19 2003
181
PROCESSING
SECTION

SUPPL

17 June 2003

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission *(Comisión Nacional del Mercado de Valores)*:

- First quarter results for fiscal year 2003 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first quarter results.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the Audit and Compliance Committee of the Company.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the convening of the General Shareholders Meeting to be held on 18 July 2003, on first call or on 19 July 2003 on second call, if necessary.
- Presentation regarding the consolidated results for first quarter of fiscal year 2003 filed with the CNMV.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Sincerely yours,

Darío Vasallo Manaute
General Counsel's Office

6/24

Enclosures

Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

FILE N° 82-5185


SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH. D.C.
181
SECTION

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

17 June 2003

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE N° 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission *(Comisión Nacional del Mercado de Valores)*:

- First quarter results for fiscal year 2003 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first quarter results.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the Audit and Compliance Committee of the Company.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the convening of the General Shareholders Meeting to be held on 18 July 2003, on first call or on 19 July 2003 on second call, if necessary.
- Presentation regarding the consolidated results for first quarter of fiscal year 2003 filed with the CNMV.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Sincerely yours,



Darío Vasallo Manaute
General Counsel's Office

Enclosures

FILE Nº 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA PRIMER TRIMESTRE 2003"

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the first quarter financial results of the company for fiscal year 2003.

Referencia de Seguridad

GENERAL

VERSION 3.2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTES AL:

TRIMESTRE 1 **AÑO** 2004

Denominación Social :
INDUSTRIA DE DISEÑO TEXTIL, S. A. (INDITEX)

Domicilio Social :
Avenida de la Diputación, Edificio Inditex. Arteixo, La Coruña. España.

N.I.F.
A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:
Borja de la Cierva y Álvarez de Sotomayor -Director Financiero.

Firma:

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.: Miles de Euros

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	468508	397330	979421	850444
RESULTADO ANTES DE IMPUESTOS	1040	151066	44783	120549	101731
RESULTADO DESPUÉS DE IMPUESTOS	1044	139799	36368	84385	68160
Resultado atribuido a socios externos	2050			-2319	-1323
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			82066	66837
CAPITAL SUSCRITO	0500	93500	93500		
NÚMERO MEDIO DE PERSONAS EMPLEADAS	3000	629	579	33955	27750

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anejo sobre evolución de los negocios.

C) BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información triemstral correspondiente al primer trimestre de 2003 se han aplicado los mismos principios contables y normas de valoración que en el primer trimestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual se corresponde al período comprendido entre el 1 de febrero de 2003 y el 31 de enero de 2004, que señalamos como "Ejercicio 2003" en todas nuestras informaciones.

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico)

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de Euros)
1. Acciones Ordinarias	3100			
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los administradores o del consejo de administración	3250		X
7. Modificaciones de los estatutos sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la sociedad o del grupo	3290		X
11. Situaciones consursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

La Sociedad emite información sobre el Comité de Auditoría. Fecha de comunicación: 20 de febrero de 2003.

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS (GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. DEFINICIONES:

(1) El importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

INDITEX

FILE Nº 82-5185

INDITEX, S.A. CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2003

1 February to 30 April 2003

- **Net sales reach €979.4 million, 15.2 higher than 1Q02. Sales in constant currency grow by 22.4%.**
- **Operating cash flow (EBITDA) stands at €179.4 million, 8.0% higher.**
- **Operating income (EBIT) comes to €124.3 million, 7.3% higher.**
- **Net income reaches €82.1 million (13.2 € cents per share), 22.8% higher.**
- **Net opening of 76 stores in the first quarter of 2003 (vs. 53 in 1Q02). The Group foresees the opening of between 280 and 335 new stores in fiscal year 2003 (274 in FY2002).**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the INDITEX Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the INDITEX Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDITEX

1. Profit & loss statement

Grupo Inditex
2003 first quarter profit & loss statement
Millions of euros

	1Q 2003 (*)	1Q 2002 (*)	Var % 03/02	FY 2002
Net sales	979.4	850.4	15.2%	3,974.0
Cost of sales	(480.1)	(412.8)		(1,926.2)
Gross profit	**499.3**	**437.6**	**14.1%**	**2,047.8**
Gross margin	*51.0%*	*51.5%*		*51.5%*
Operating expenses	(319.9)	(271.5)	17.8%	(1179.7)
Operating cash flow (EBITDA)	**179.4**	**166.2**	**8.0%**	**868.1**
EBITDA margin	*18.3%*	*19.5%*		*21.8%*
Fixed assets depreciation	(48.5)	(43.0)		(185.4)
Goodwill amortisation	(2.3)	(2.4)		(9.5)
Provisions	(4.3)	(4.9)		(13.7)
Operating income (EBIT)	**124.3**	**115.9**	**7.3%**	**659.5**
EBIT margin	*12.7%*	*13.6%*		*16.6%*
Net financial expenses	1.2	(14.0)		(30.0)
Ordinary income	**125.5**	**101.8**	**23.3%**	**629.5**
Ordinary margin	*12.8%*	*12.0%*		*15.8%*
Extraordinary income (loss)	(5.0)	(0.1)		(14.5)
Income before taxes	**120.5**	**101.7**	**18.5%**	**615.1**
EBT margin	*12.3%*	*12.0%*		*15.5%*
Taxes	(36.2)	(33.6)		(172.6)
Net income before minorities	**84.4**	**68.2**	**23.8%**	**442.5**
	8.6%	*8.0%*		*11.1%*
Minorities	(2.3)	(1.3)		(4.4)
Net income	**82.1**	**66.8**	**22.8%**	**438.1**
Net income margin	*8.4%*	*7.9%*		*11.0%*
Earnings per share, cents of euro (**)	**13.2**	**10.7**	**22.8%**	**70.3**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex

Consolidated Balance Sheet as of 30 April 2003

Millions of euros

	30 April 2003 (*)	30 April 2002 (*)	31 January 2003
ASSETS			
Net fixed assets (**)	1,858.6	1,691.1	1,791.3
Goodwill	60.3	69.7	62.6
Deferred charges	13.5	17.0	13.9
Total fixed assets	**1,932.3**	**1,777.8**	**1,867.8**
Inventories	441.6	346.5	382.4
Receivables	235.3	200.7	237.7
Cash & cash equivalents	412.7	240.6	516.0
Accruals	9.8	9.2	9.8
Total current assets	**1,099.4**	**797.0**	**1,146.0**
TOTAL ASSETS	**3,031.8**	**2,574.8**	**3,013.8**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**1,850.3**	**1,538.6**	**1,761.3**
Minority interest, deferred revenues & provisions	80.4	88.2	69.0
Long term financial debt	143.0	144.3	129.3
Other long term payables	39.5	60.8	41.4
Long term liabilities	**262.9**	**293.1**	**239.8**
Short term financial debt	129.3	146.6	144.5
Trade and other non-trade payable	789.3	596.5	868.2
Current liabilities	**918.6**	**743.0**	**1,012.7**
TOTAL LIABILITIES	**3,031.8**	**2,574.8**	**3,013.8**

(*) Unaudited data

(**) Includes own shares for € 0.45 million.

3. Comments:

3.1 P&L account

- Net sales

Net sales reached €979.4 million, a 15.2% increase over 1Q02, due both to the increase in selling area and to a like-for-like sales growth in line with the target of the Group, and despite very demanding comparables.

Sales growth in constant currency has been 22.4%. The lower growth is mainly due to the depreciation of Latin American currencies in the last fiscal year. A fully detailed explanation is included in the attached Annex.

The breakdown of openings and existing stores at the end of the period is the following:

	Net openings		Current stores	
Concept	**1Q 2003**	**1Q 2002**	**30 Apr 2003**	**30 Apr 2002**
ZARA	19	15	550	481
KIDDY'S CLASS	11	0	70	41
PULL & BEAR	18	9	314	258
MASSIMO DUTTI	9	5	259	228
BERSHKA	15	5	212	156
STRADIVARIUS	8	3	161	123
OYSHO	(4)	16	68	50
Total	**76**	**53**	**1,634**	**1,337**

- Gross Margin

Gross margin in first quarter 2003 has reached €499.3 million, 51.0% on sales (vs. 51.5% in 1Q02). The lower exchange rates of the Latin American currencies versus the USD than those of the 1Q02 have negatively impacted the gross margin by 75 b.p., as it is explained in the Annex. The higher weight of sales in Europe and increasing efficiency in sourcing are the reasons for the 25 b.p. positive impact.

- Operating income (EBIT)

EBIT in 1Q03 reached €124.3 million, 7.3% higher than in 1Q02. Operating expenses have grown in accordance with Group's budget, and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open).

The €4.3 million ordinary provisions charged in 1Q03 correspond mainly to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

- Ordinary income

Ordinary income has increased by 23.3%, to reach €125.5 million.

The breakdown of financial results is shown below:

Millions of euros	1 Q 2003	1 Q 2002	FY 2002
Net financial expenses	0.2	(2.3)	(6.2)
Foreign exchange losses	1.0	(11.7)	(23.7)
Net losses of companies carried by the equity method	0.0	0.0	(0.1)
Total	**1.2**	**(14.0)**	**(30.0)**

Foreign exchange losses in FY02 were principally due to the impact of exchange rates over inter-company commercial and financing operations, as it is explained in the attached Annex. As the Latin American currencies that caused those expenses have not experienced further depreciations, there is no charge for that concept in the first quarter 2003.

- Net income

Net income has increased by 22.8%, to reach €82.1 million.

INDITEX has increased the provisions for general risks and contingencies by charging €5.0 million into the 1Q03 extraordinary results line due to the uncertainty in some South American countries

The tax rate for 1Q03 is 30% of PBT. This rate is the best estimate for FY2003 according with current information.

3.2 Balance sheet

The consolidated balance sheet of INDITEX maintains basically the same structure as in FYE2002.

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	**30 April 2003**	**30 April 2002**	**31 January 2003**
Cash & cash equivalents	412.7	240.6	516.0
Long term financial debt	(143.0)	(144.3)	(129.3)
Short term financial debt	(129.3)	(146.6)	(144.5)
Deferred financial expenses	2.7	5.1	3.4
NET FINANCIAL CASH (DEBT)	**143.1**	**(45.1)**	**245.6**

The table below shows the breakdown of working capital at 1Q03:

WORKING CAPITAL (Millions of euros)			
Description	**30 April 2003**	**30 April 2002**	**31 January 2003**
Inventories	441.6	346.5	382.4
Receivables	235.3	200.7	237.7
Accruals	9.8	9.2	9.8
Other short term liabilities	(789.3)	(596.5)	(868.2)
Operating working capital	**(102.6)**	**(40.1)**	**(238.3)**
Cash & cash equivalents	412.7	240.6	516.0
Short term financial debt	(129.3)	(146.6)	(144.5)
Financial working capital	**283.4**	**94.0**	**371.5**
Total working capital	**180.8**	**53.9**	**133.2**

Inventory levels at the closing of 1Q03 are according to the expected sales for the second quarter.

4. Other information

During the seven weeks since the begining of the second quarter sales growth has remained in line with Group's expectations.

At the present date, the Group estimates the net opening of between 280 and 335 stores in FY2003, including those opened during the first quarter. A detailed list of the openings is shown below:

	FY 2003 Openings forecast				
Concept	Range			% Interna-tional	Total 2002
ZARA	**85**	**-**	**95**	**80%**	65
KIDDY'S CLASS	**35**	**-**	**40**	**10%**	18
PULL & BEAR	**50**	**-**	**60**	**30%**	47
MASSIMO DUTTI	**30**	**-**	**40**	**50%**	27
BERSHKA	**45**	**-**	**50**	**35%**	46
STRADIVARIUS	**20**	**-**	**25**	**15%**	33
OYSHO	**0**	**-**	**5**	**10%**	38
ZARA HOME	**15**	**-**	**20**	**0%**	0
Total	**280**	**-**	**335**		**274**

Expected **CAPEX for FY2002** is between €520 million and €570 million.

The Annual General Meeting will be held on 18 July at INDITEX headquarters.

The second quarter 2003 results (1 February – 31 July) will be published on 18 September 2003

For more information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
ir@inditex.com

Annex

Impact of currency exchange rates on the consolidated financial statements

INDITEX operates stores in more than 40 countries, where it generates sales and expenses in several currencies. Approximately 80% of both consolidated sales and sourcing are Euro denominated.

The non-Euro sourcing (c20% of total) corresponds mainly to Asia and the majority of the USD for those payments is obtained through INDITEX sales in the Americas (c13% of total in FY2002). Thus, cash flow exposure to Euro/USD fluctuations is very limited, and the consolidated margins structure has never been significantly influenced by this exchange rate evolution. A strong Euro increases the profitability of the operations in Europe and it decreases the profitability of the operations in the Americas, and vice versa.

Nevertheless, the operations in Latin America (128 stores at FYE2002) generate a long position in the currencies of these area vs. the USD, where a strong depreciation was experienced in FY2002.

This depreciation affects the financial statements in three different ways:

- **Translation effect**: the conversion of sales and income of the subsidiaries into Euro is made according to the average exchange rates vs. Euro, weighted by sales to avoid any seasonality impact, according with both Spanish and International Accounting Standards (IFRS #27 and #21). Due to lower average exchange rates than in the previous year, the growth in all the lines of the P&L account is lower than in constant currency. This effect accounted in FY02 and 1Q03 for an erosion of growth rates in sales as it is showed in the table below:

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002	Q1 2003
Net sales growth	28%	21%	28%	15%	22%	15%
Store sales growth in constant currency	30%	28%	33%	22%	28%	22%
Difference in total growth	(2%)	(7%)	(5%)	(7%)	(6%)	(7%)

  Should currencies remain at current levels the 7,2% impact on sales growth in 1Q03 would decrease progressively over the year 2003.

  INDITEX policy is not to hedge the translation effect, as it only shows the accounting expression of sales, income and cash flow in euros, but it does not show the real flows in the currencies.

- **Gross margin effect**: as the Group typically sources mainly in euros but it sells in local currencies, the depreciation of any currency different to the Euro generates a **decrease in the gross margin** of that country. In the case of Latin American currencies, the decrease in margin can be breakdown in two parts:

a) One part due to the depreciation of USD vs. Euro, which is fully recovered in the European operations due to the lower cost of USD, nominated sourcing (20% of total).

b) Another part due to the depreciation of local currencies vs. USD, which is a decrease in consolidated gross margin.

The impact on the FY2002 consolidated gross margin and the 1Q03 one were approximately 50 and 75 basis points.

INDITEX hedges systematically its exposure to currencies, reducing the volatility of the gross margin due to the exchange rates. In markets where hedging is not possible, the way to sustain margins is by increasing selling prices as far as it is accepted by customers, and the domestic sourcing of basic products.

c) **Financial effect**: lastly, the depreciations of Latin American currencies vs. USD generate foreign exchange losses to the subsidiaries due to the non local currency nominated debts. These losses, registered in the net financial results line of the P&L account, are mainly due to inter-company commercial and financing operations, which are not eliminated in the consolidation process, according to the International Accounting Standards (IFRS #21). On the other hand, the Group registers at consolidated level, an adjustment in Shareholders' equity due to the lower value of the assets of this subsidiary.

No financial losses were incurred in 1Q03 as the exchange rates of the currencies depreciated the previous year have not experienced any further depreciation.

Net sales and net income in stand alone quarters

INDITEX produces year–to-date cumulative financial statements on a quarterly basis. At each quarterly closing, INDITEX consolidates its operations from the beginning of the fiscal year to the close of the quarter (i.e. year-to-date) at the average weighted exchange rates for that period, according to the International Accounting Standards regarding Interim Financial Reporting (IFRS #34). As a consequence, the average weighted exchange rates used in a quarterly year–to-date cumulative reporting period may differ from the existing ones in the previous periods.

Due to this reason, at each cumulative year-to-date reporting period, the sales and results of the previous quarters are converted again using the new weighted average exchange rates for the cumulative year-to-date reporting period. Sales and results for stand-alone quarters calculated through the subtraction of the cumulative financial statements in two consecutive quarters are only an estimate, which will be closer to reality if currency exchange rates do not change significantly over the year.

Consolidation principles (IFRS #21 and #27)

For the consolidation of the financial statements of non-Euro denominated companies the assets and liabilities of foreign consolidated companies are translated into Euros at the exchange rate prevailing at year end, Equity is translated at the historic exchange rate and income and expense are translated at the average exchange rate for the year.

Exchange differences arising from the application of the aforementioned method are reflected in consolidated equity under "Translation differences", less the portion attributable to minority interests, which is shown under "Minority interests" in the consolidated balance sheet.

Exchange differences (positive or negative) arising on consolidation of trade payables and receivables of consolidated companies with other consolidated companies, or financing operations for which payment or collection is probable, are taken to income or expenses during the year.

Exchange differences arising on monetary items with other consolidated companies that, in substance, form part of the Group's net investment in a foreign entity and for which settlement is neither planned nor likely to occur are classified as net consolidated equity under the caption "Translation differences from companies consolidated by the global integration method" until the disposal of the investment, in the subsidiary, at which time they are recognized as income or as expenses for that year.

FILE N° 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN AL COMITÉ DE AUDITORÍA Y CUMPLIMIENTO DE LA SOCIEDAD"

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in order to comply with their information requirement regarding the Audit and Compliance Committee of the Company.

Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

FILE Nº 82-5185

D. Blas Calzada Terrados
Presidente de la Comisión Nacional
del Mercado de Valores
Paseo de la Castellana, 19
28046 MADRID

Arteixo (A Coruña) a 19 de febrero de 2003

Muy Sr. nuestro:

En respuesta a su carta de 27 de enero de 2003, en la cual solicitaban información sobre determinadas cuestiones relativas al Comité de Auditoría de INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), tengo el gusto de informarle sobre los siguientes extremos:

1. El Consejo de Administración de INDITEX aprobó, el 20 de julio de 2000, la creación de la Comisión de Auditoria y Cumplimiento. Posteriormente, la Comisión Ejecutiva en su reunión de 27 de octubre de 2000 aprobó la composición actual de la citada Comisión.

2. La Comisión de Auditoria y Cumplimiento de INDITEX está integrada por los siguientes Consejeros:

Nombre	**Cargo en la Comisión**	**Naturaleza**
D. Juan Manuel Urgoiti López de Ocaña	Presidente	Independiente
D. Francisco Luzón López	Vocal	Independiente
D. José María Castellano Ríos	Vocal	Ejecutivo

Actúa como Secretario no miembro de la Comisión de Auditoria y Cumplimiento D. Antonio Abril Abadín, Consejero Secretario del Consejo de Administración.

3. La regulación de la Comisión de Auditoria y Cumplimiento se contiene en el Reglamento del Consejo de Administración de la sociedad aprobado igualmente el 20 de julio de 2000. Este Reglamento fue remitido a la CNMV con motivo de la salida a Bolsa de la sociedad y puede consultarse en su página web (www.cnmv.es) desde el 23 de mayo de 2001.

4. Las funciones de la Comisión de Auditoria y Cumplimiento tal y como vienen recogidas en el Reglamento del Consejo de Administración son las siguientes:

"***Artículo 14. La Comisión de Auditoría y Cumplimiento***

1. *La Comisión de Auditoría y Cumplimiento estará formada por un número de consejeros no inferior a tres ni superior a cinco, y deberá estar compuesta mayoritariamente por consejeros independientes. Su Presidente habrá de ser necesariamente un consejero independiente..*

2. *Sin perjuicio de otros cometidos que le asigne el Consejo, la Comisión de Auditoría y Cumplimiento tendrá las siguientes responsabilidades básicas:*
   a) *Proponer la designación del auditor, sus condiciones de contratación, el alcance de su mandato profesional y, en su caso, su revocación o no renovación;*
   b) *Supervisar el cumplimiento del contrato de auditoría, procurando que la opinión sobre las cuentas anuales y los contenidos principales del informe de auditoría sean redactados de forma clara y precisa;*
   c) *Revisar las cuentas de la sociedad, vigilar el cumplimiento de los requerimientos legales y la correcta aplicación de los principios de contabilidad generalmente aceptados;*
   d) *Servir de canal de comunicación entre el Consejo de Administración y los auditores y evaluar los resultados de cada auditoría;*
   e) *Proponer, en su caso, la designación de asesores externos que verifiquen el cumplimiento del Código Ético Interno de Conducta, supervisar el cumplimiento del contrato suscrito con ellos, servir de canal de comunicación entre el Consejo de Administración y los asesores externos que realicen tal verificación y evaluar los resultados de cada auditoría.*
   f) *Comprobar la adecuación e integridad de los sistemas internos de control*
   g) *Revisar la información financiera periódica que deba suministrar el Consejo a los mercados y a sus órganos de supervisión;*
   h) *Examinar el cumplimiento del Reglamento Interno de Conducta en los Mercados de Valores, del presente Reglamento, del Código Ético Interno de Conducta y, en general, de las reglas de gobierno de la Compañía y hacer las propuestas necesarias para su mejora.*
   i) *Recibir información y, en su caso, emitir informe sobre las medidas disciplinarias que se pretendan imponer a miembros del alto equipo directivo de la Compañía, y amonestar a los consejeros cuando infrinjan sus obligaciones como tales.*
   j) *Informar durante los tres primeros meses del año y siempre que lo solicite el Consejo de Administración sobre el cumplimiento del Código Ético Interno de Conducta así como hacer propuestas al Consejo de Administración para la adopción de medidas y políticas tendentes a mejorar el cumplimiento del Código.*

3. *La Comisión de Auditoría y Cumplimiento se reunirá cada vez que la convoque su Presidente que deberá hacerlo siempre que el Consejo o el Presidente de éste solicite la emisión de un informe o la adopción de propuestas y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones. Anualmente se reunirá para revisar la información que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual.*

4. *Los miembros del equipo directivo o del personal de la Compañía estarán obligados a asistir a las sesiones de la Comisión y a prestarle su colaboración y acceso a la información de que dispongan cuando la Comisión así lo solicite. La Comisión podrá igualmente requerir la asistencia a sus sesiones de los Auditores de Cuentas.*

5. *Para el mejor cumplimiento de sus funciones, la Comisión de Auditoría y Cumplimiento podrá recabar el asesoramiento de expertos externos, a cuyo efecto será de aplicación lo dispuesto en el artículo 25 de este Reglamento."*

Toda la información facilitada anteriormente se encuentra recogida en el Folleto Informativo (Modelo RV) de la Oferta Pública de Venta (OPV) de acciones de INDITEX verificado e inscrito en los registros oficiales de la CNMV el 27 de abril de 2001. Asimismo, desde el 23 de mayo de 2001 fecha en la que se efectuó la OPV de INDITEX, está disponible a través de la página web de la compañía (www.inditex.com).

Por último, les adelantamos que, de conformidad con la Ley de Medidas de Reforma del Sistema Financiero ("Ley Financiera"), está previsto que el Consejo de Administración proponga a la Junta General de Accionistas la modificación de los Estatutos Sociales de la compañía con el objeto de incorporar, entre otras cuestiones, la Comisión de Auditoría y Cumplimiento, que modificará su denominación para adaptarse a la nueva nomenclatura dada por la Ley Financiera.

En la confianza de que la presente información responda adecuadamente a las cuestiones planteadas en su carta, quedo a su entera disposición para cualquier aclaración que precisen y aprovecho la ocasión para enviarles un cordial saludo.

Amancio Ortega Gaona
Presidente del Consejo de Administración

FILE Nº 82-5185

COMUNICACIÓN DE HECHO RELEVANTE

Industria de Diseño Textil, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.), en su reunión del día de hoy ha adoptado, entre otros, el acuerdo de convocar Junta General Ordinaria de Accionistas, en su sede social en Avenida de la Diputación, Edificio Inditex, Arteixo, A Coruña, el día 18 de julio de 2003, a las 12:00 en primera convocatoria, y, si fuere necesario, en el mismo lugar y a la misma hora del día siguiente, 19 de julio, en segunda convocatoria.

El Orden del Día a tratar será el siguiente:

Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2002, finalizado el 31 de enero de 2003, así como de la gestión social.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Tercero.- Ratificación, y nombramiento, en su caso, de consejero.

Cuarto.- Modificación de los Estatutos Sociales: artículos 15 (La Junta General), 18 (Asistencia a las Juntas. Derecho de voto), 20 (Representación en la Junta General), 22 (Mesa de la Junta. Deliberaciones. Adopción de acuerdos), 24 (Consejo de Administración), 25 (Composición del Consejo), 27 (Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos) e introducción de un nuevo precepto estatutario, como artículo 30, para incluir la regulación del Comité de Auditoría y Control, renumerando los actuales artículos 30 a 41 como nuevos artículos 31 a 42.

Quinto.- Aprobación, en su caso, del Reglamento de la Junta General de Accionistas.

Sexto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Séptimo.- Otorgamiento de facultades para ejecución de acuerdos.

El anuncio de la convocatoria de la Junta General Ordinaria de Accionistas de Industria de Diseño Textil, S.A. (INDITEX, S.A.) se publicará en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación de la provincia de A Coruña en los términos y con la antelación mínima señalados en los artículos 97 y 98 de la Ley de Sociedades Anónimas.

En Arteixo (A Coruña), a 12 de junio de 2003

Antonio Abril Abadín
Secretario General y del Consejo

INDITEX

FILE Nº 82-5185


1Q03 Results
February - April 2003

Profit and loss account

€ MM	1Q03	1Q02	Var. 1Q03/1Q02
Net sales	979.4	850.4	15.2%
% gross margin	51.0%	51.5%	
EBITDA	179.4	166.2	8.0%
% EBITDA margin	18.3%	19.5%	
EBIT	124.3	115.9	7.3%
% EBIT margin	12.7%	13.6%	
Net income	82.1	66.8	22.8%
% net income	8.4%	7.9%	
EPS (€ cents)	13.2	10.7	22.8%

1Q2003 highlights

- 76 net store openings
- During 7 first weeks of second quarter, the group sales remains in line with Management's expectations

Openings

INDITEX

Higher number of openings vs. 1Q02

	Net openings		Stores as of 30 April 03	Stores as of 30 April 02
	1Q03	1Q02		
ZARA	19	15	550	481
KIDDY'S CLASS	11	0	70	41
PULL & BEAR	18	9	314	258
MASSIMO DUTTI	9	5	259	227
BERSHKA	15	5	212	156
STRADIVARIUS	8	3	161	123
OYSHO	(4)	16	68	50
Total net openings	76	53	1,634	1,337

Outlook

INDITEX

2003E

- Expected CAPEX 520-570 MM €
- Store openings program:

	Openings		% international openings
ZARA	85	95	80%
KIDDY'S CLASS	35	40	10%
PULL & BEAR	50	60	30%
MASSIMO DUTTI	30	40	50%
BERSHKA	45	50	35%
STRADIVARIUS	20	25	15%
OYSHO	0	5	10%
ZARA HOME	15	20	0%
total net openings	**280**	**335**	